Exhibit 99.2

120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707
Media release

Rio Tinto unveils breakthrough pathway for iron ore expansion in Australia

28 November 2013

Rio Tinto has set out its breakthrough plan to optimise the growth of its world-class iron ore business in Western Australia. Mine production capacity will rapidly increase towards 360 million tonnes a year (Mt/a) at a significantly lower capital cost per tonne than originally planned.

A series of low-cost brownfield expansions will bring on early tonnes to feed the expanded infrastructure currently being developed. From a base run rate of 290Mt/a by the end of first half 2014, mine production capacity will increase by more than 60 million tonnes a year between 2014 and 2017. The majority of the low-cost growth will be delivered in the next two years with mine production of more than 330 million tonnes in 2015.

This will be achieved primarily through a combination of expanding production at existing mines and securing further low-cost productivity gains, such as those delivered by Rio Tinto’s pioneering Mine of the Future™ programme, together with the proposed future development of the greenfield Silvergrass mine. Work continues on various further expansion options to optimise the next stage of the 360 programme.

In support of the brownfield expansions, Rio Tinto has today approved $400 million of capital expenditure for plant equipment and modification, and additional heavy machinery for use at various mine sites in the Pilbara.

The additional production will be achieved at a world-class all-in capital intensity of US$120-130 a tonne (low-US$100s a tonne Rio Tinto share), including the cost of infrastructure growth and mine capacity.

Rio Tinto chief executive Sam Walsh said “Expanding our world-class, low-cost, high- margin Pilbara operations represents the most attractive investment opportunity in the sector and is in line with my commitment to be totally focussed on only allocating capital to opportunities that will generate the best returns to shareholders.

“The breakthrough pathway we have identified, combining brownfield expansions and unleashing low-cost productivity gains, means we will deliver the expansion at an estimated capital cost of more than $3 billion below previous expectations.”

Rio Tinto Iron Ore chief executive Andrew Harding said “This investment is driven by the attractive long-term fundamentals for iron ore which are underpinned by urbanisation and income growth in the developing world, particularly China. By delivering these additional tonnes we will capture a greater share of demand and ensure we continue to enjoy the best returns in the industry.

“Today’s announcement reflects our team’s commitment and dedication to retaining its edge as an industry leader. I am convinced the breakthrough iron ore optimisation pathway we have unveiled today represents the best use of capital for our shareholders and that our smart use of innovative technology will drive the business forward for decades to come.”

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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Notes:

  Extra iron ore tonnes will come from multiple mines, including Brockman 2 and Brockman 4, Yandicoogina, Paraburdoo and West Angelas.

  Due to the early tonnes delivered through brownfield expansions, an investment decision on Silvergrass has been deferred until third quarter 2014 at the earliest and the decision on the proposed Koodaideri greenfield mine has been deferred until 2016 at the earliest.

  Rio Tinto will reach a run-rate capacity of 290 Mt/a by the end of the first half of 2014, following the completion of the first phase of its expanded port rail and mine operations. The phase two expansion of the port, rail and power infrastructure to get to 360 Mt/a is already underway and is scheduled for completion in H1 2015.

  The expansion pathway is subject to the normal government and joint venture approvals.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia / Asia

David Luff	Christopher Maitland
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Bruce Tobin	Rachel Storrs
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Galina Rogova
Office: +852 2839 9208
Mobile: +852 6978 3011

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576 597

David Outhwaite	David Ovington
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Grant Donald
Office: +44 (0) 20 7781 1262
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Website:	www.riotinto.com
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High resolution photographs and media pack available at: www.riotinto.com/media